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Exhibit 99.(a)(1)(F)

Letter to Stockholders of Fusion-io, Inc.

June 24, 2014

Dear Stockholder:

        We are pleased to inform you that on June 16, 2014, Fusion-io, Inc. ("Fusion-io") entered into a definitive acquisition agreement (the "Acquisition Agreement") with SanDisk Corporation ("SanDisk") and Flight Merger Sub, Inc. ("Purchaser"), a wholly owned subsidiary of SanDisk. Pursuant to the Acquisition Agreement, Purchaser has today commenced a tender offer (the "Offer") to purchase all outstanding shares of common stock, par value $0.0002 per share (the "Shares"), of Fusion-io at $11.25 per Share (the "Offer Price"), net to the seller in cash without interest thereon, less any required withholding taxes.

        Unless subsequently extended, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on July 22, 2014. Following the completion of the Offer, Purchaser will be merged with and into Fusion-io, (the "Merger"), with Fusion-io surviving as a wholly owned subsidiary of SanDisk. At the time the Merger becomes effective, all then outstanding Shares (other than Shares held in the treasury of Fusion-io, shares owned by SanDisk or Purchaser or Shares held by stockholders who have validly exercised their appraisal rights under Delaware law), will be cancelled and converted into the right to receive the Offer Price, net to the seller in cash without interest thereon, less any required withholding taxes.

        The Board of Directors of Fusion-io has unanimously (i) determined that the Acquisition Agreement is in the best interests of Fusion-io and its stockholders, and declared it advisable to enter into the Acquisition Agreement, (ii) determined that the Acquisition Agreement and the transactions contemplated therein, including the Offer and the Merger, taken together, are fair to, and in the best interests of Fusion-io and the Fusion-io stockholders, (iii) determined that the Acquisition Agreement and the Merger be governed by Section 251(h) of the DGCL and that (assuming the accuracy of certain of SanDisk's representations and warranties set forth in the Acquisition Agreement) the Merger shall be consummated as soon as practicable following the Acceptance Time and that the transactions contemplated thereby (including the Offer and the Merger) as well as the Support Agreements and the transactions contemplated thereby, are not subject to the provisions of, or any restrictions under, the provisions of Section 203 of the DGCL, and (iv) recommended that the Fusion-io stockholders accept the Offer and tender their Shares pursuant to the Offer, in accordance with the applicable provisions of Delaware law. Accordingly, and for the other reasons described in more detail in the enclosed copy of Fusion-io's solicitation/recommendation statement, the Board unanimously recommends to stockholders that they accept the Offer and tender their Shares to SanDisk pursuant to the Offer.

        Accompanying this letter is a copy of Fusion-io's solicitation/recommendation statement on Schedule 14D-9. It contains additional information relating to the Offer and the Merger, including a description of the reasons for the Board of Directors' recommendations. Also enclosed are Purchaser's Offer to Purchase, dated June 24, 2014, which sets forth the terms and conditions of the Offer and a Letter of Transmittal containing instructions as to how to tender your shares into the Offer. We urge you to read the enclosed materials carefully.

        On behalf of the Board of Directors, we thank you for your support.

Sincerely,
/s/ SHANE V ROBISON Shane V Robison Chairman of the Board of Directors and Chief Executive Officer

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  Exhibit 99.(a)(1)(F)
Letter to Stockholders of Fusion-io, Inc.